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NAVIOS MARITIME PARTNERS L.P.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND DECEMBER 31, 2008	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-4
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-5
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in owners’ net investment, partners’ capital and comprehensive income and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
February 23, 2010

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	December 31,
	Notes	2009	2008

ASSETS
Current assets
Cash and cash equivalents	3	$77,878	$28,374
Restricted cash	2	13,322	—
Accounts receivable, net	4	602	313
Prepaid expenses and other current assets	5	777	371

Total current assets		92,579	29,058

Vessels, net	6	299,695	291,340
Deferred financing costs, net		1,431	1,915
Deferred dry dock and special survey costs, net		179	594
Intangible assets other than goodwill	7	40,372	—
Deposits for vessels acquisitions		2,500	—

Total non-current assets		344,177	293,849

Total assets		$436,756	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	9	$518	$594
Accrued expenses	8	1,844	1,662
Deferred voyage revenue	10	9,025	2,606
Amounts due to related parties	18	1,964	1,539
Current portion of long-term debt	11	—	40,000

Total current liabilities		13,351	46,401

Long-term debt	11	195,000	195,000
Unfavorable lease terms	7	2,662	4,659
Deferred voyage revenue	10	17,753	—

Total non-current liabilities		215,415	199,659

Total liabilities		228,766	246,060

Commitments and contingencies	16	—	—
Partners’ Capital:
Common Unitholders (24,291,815 and 13,631,415 units issued and outstanding at December 31, 2009 and December 31, 2008 respectively)		369,747	243,639
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		(164,004)	(160,092)
General Partner (671,708 and 433,740 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		(3,835)	(6,700)
Subordinated Series A Unitholders (1,000,000 and 0 units issued and outstanding at December 31, 2009 and December 31, 2008, respectively)		6,082	—

Total partners’ capital		207,990	76,847

Total liabilities and partners’ capital		$436,756	$322,907

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2009	2008	2007

Time charter and voyage revenues	14	$92,643	$75,082	$50,352
Time charter and voyage expenses		(13,925)	(11,598)	(8,352)
Direct vessel expenses		(415)	(578)	(5,608)
Management fees	18	(11,004)	(9,275)	(920)
General and administrative expenses	18	(3,208)	(3,798)	(1,419)
Depreciation and amortization	6,7	(15,877)	(11,865)	(9,375)
Interest expense and finance cost, net	11	(8,048)	(9,216)	(5,522)
Interest income		261	301	—
Compensation expense	13	(6,082)	—	—
Other income		94	23	93
Other expense		(117)	(318)	(226)

Income before income taxes		34,322	28,758	19,023
Deferred income tax		—	—	485

Net income		$34,322	$28,758	$19,508

Earnings per unit (see note 19):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Net income	$34,322	$28,758	$19,508
Consisting of net income attributable to:
Periods from November 16, 2007 to December 31, 2009	34,322	28,758	1,613
Period from January 1, 2007 to November 15, 2007	—	—	17,895
Earnings per unit (periods from November 16, 2007 to December 31, 2009) (see Note 19):
Common unit (basic and diluted)	$1.47	$1.56	$0.15
Subordinated unit (basic and diluted)	$1.09	$1.22	$—
General partner unit (basic and diluted)	$1.40	$1.53	$0.09
Subordinated Series A unit (basic and diluted)	$—	$—	$—
Earnings per unit (periods from January 1, 2007 to November 15, 2007) (see Note 19):
Common unit (basic and diluted)	$—	$—	$—
Subordinated unit (basic and diluted)	$—	$—	$2.30
General partner unit (basic and diluted)	$—	$—	$0.97
Subordinated Series A unit (basic and diluted)	$—	$—	$—
Earnings per unit (periods from January 1, 2007 to December 31, 2009) (see Note 19):
Common unit (basic and diluted)	$1.47	$1.56	$0.15
Subordinated unit (basic and diluted)	$1.09	$1.22	$2.30
General partner unit (basic and diluted)	$1.40	$1.53	$1.06
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2009	2008	2007

OPERATING ACTIVITIES
Net income		$34,322	$28,758	$19,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	15,877	11,865	9,375
Amortization and write-off of deferred financing cost		683	221	160
Amortization of deferred dry dock costs		415	578	608
Deferred taxation		—	—	(485)
Provision for bad debts		49	—	—
Compensation expense	13	6,082	—	—
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(822)	797	(797)
(Increase)/decrease in accounts receivable		(338)	68	(249)
(Increase)/ decrease in prepaid expenses and other current assets		(406)	(332)	986
(Decrease)/ increase in accounts payable		(76)	24	(155)
Increase in accrued expenses		182	231	870
Increase/ (decrease) in deferred voyage revenue		24,172	2,453	(725)
Increase/(decrease) in amounts due to related parties		425	(2,919)	(17,731)
Payments for dry dock and special survey costs		—	—	(849)

Net cash provided by operating activities		80,565	41,744	10,516

INVESTING ACTIVITIES:
Acquisition of vessels	6	(23,683)	(69,505)	—
Acquisition of intangibles other than goodwill	7	(42,917)	—	—
Deposit for vessel acquisitions	6	(2,500)	—	—

Net cash used in investing activities		(69,100)	(69,505)	—

FINANCING ACTIVITIES:
Cash distribution paid	19	(39,016)	(24,552)	—
Proceeds from issuance of general partner units	13	2,948	918	—
Proceeds from issuance of common units, net of offering costs	13	126,807	—	192,684
Proceeds from long term debt	11	—	70,000	165,000
Increase in restricted cash	11	(12,500)	—	—
Repayment of long-term debt and payment of principal	11	(40,000)	—	(2,291)
Cash contribution to Navios Holdings		—	—	(353.300)
Debt issuance costs		(200)	(326)	(2,514)

Net cash (used in)/provided by financing activities		38,039	46,040	(421)

Increase in cash and cash equivalents		49,504	18,279	10,095

Cash and cash equivalents, beginning of period		28,374	10,095	—

Cash and cash equivalents, end of period		$77,878	$28,374	$10,095

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$7,590	$9,022	$3,996
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contracts (Navios Galaxy I in 2005 and Fantastiks in 2007)		$—	$—	$50,579
Contributions from owner (net liability of business retained by owner)		$—	$—	$46,413
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis		$6,082	—	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Hope in July 2008		$—	$44,937	$—
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks		$—	$53,022	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL
AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
			Common		Subordinated		Subordinated Series A		Total Partners’	Owners’ Net		Comprehensive
	General Partner		Unitholders		Unitholders		Unitholders		Capital	Investment	Total	Income
	Units		Units		Units		Units

Balance January 1, 2007	—	—	—	—	—	—	—	—	—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	—	—	17,895	17,895	17,895
Contributions in the form of fair value adjustments related to charter-in contract of vessel Navios Fantastiks	—	—	—	—	—	—	—	—	—	50,579	50,579
Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	17,895

Balance November 16, 2007	—	—	—	—	—	—	—	—	—	$139,376	$139,376	$17,895

Contributions from owner (net liability of business retained by Owner)	—	—	—	—	—	—	—	—	—	46,413	46,413	—
Deemed dividend:
Net assets contributed by Navios Holdings in exchange for General Partner Units and Subordinated Units of Navios Partners	369,834	8,598	—	—	7,621,843	177,191	—	—	185,789	(185,789)	—	—
Cash remittance to Navios Holdings in exchange for contribution of net assets of Navios Partners	—	(16,350)	—	—	—	(336,950)	—	—	(353,300)	—	(353,300)	—

Total deemed dividend	—	(7,752)				(159,759)			(167,511)
Sale of common units, net of IPO-related expenses	—	—	10,500,000	192,684	—	—	—	—	192,684	—	192,684	—
Net income for period from November 16, 2007 through December 31, 2007	—	32	—	1,581	—	—	—	—	1,613	—	1,613	1,613

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	—	$—	$26,786	—	$26,786	$1,613

Cash distribution paid	—	(513)	—	(14,436)	—	(9,603)	—	—	(24,552)	—	(24,552)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	—	—	45,855	—	45,855
Net income	—	615	—	18,873	—	9,270	—	—	28,758	—	28,758	28,758

Balance December 31, 2008	433,740	(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	—	$76,847	$28,758

Cash distribution paid	—	(807)	—	(25,976)	—	(12,233)	—	—	(39,016)	—	(39,016)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082	—	6,082	—
Proceeds from issuance of common units, net of offering costs	—	—	10,660,400	126,807	—	—	—	—	126,807	—	126,807	—
Proceeds from issuance of general partners units (see note 13)	237,968	2,948	—	—	—	—	—	—	2,948	—	2,948	—
Net income	—	724	—	25,277	—	8,321			34,322	—	34,322	34,322

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	—	$207,990	$34,322

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007, Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier (the “Initial Fleet”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, for a total estimated amount of $193,300, plus (b) $160,000 of the $165,000 funded from its Revolving Credit Facility (the “Credit Facility”) to acquire its initial fleet of vessels, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.

In connection with the IPO, Navios Partners entered into the following agreements:

•	a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings, which occurred in late June 2009;

•	a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that would own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions;

•	a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services;

•	an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

•	the Omnibus Agreement with Navios Holdings governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the restrictions of the Omnibus Agreement for two years in connection with acquiring vessels from third parties (but not from

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to Navios Holding’s release from the Omnibus Agreement restrictions, in June 2009, Navios Partners waived its rights of first refusal with Navios Maritime Acquisition Corporation (“Navios Acquisition”) with respect to an acquisition opportunity until the earlier of (a) the consummation of a business combination by Navios Acquisition, (b) the liquidation of Navios Acquisition and (c) June 2011.

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40,000, which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of June 30, 2009, $10,000 as of September 30, 2009; and $12,500 as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant (“VMC”) to be below 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners paid a commitment fee of 0.35% for undrawn amounts under the facility. As of December 31, 2009, Navios Partners was in compliance with the financial covenants under the facility.

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600 including a long-term charter out agreement through November 2018. On December 16, 2009, Navios Partners exercised its option to purchase the vessel, at a purchase price of $25,000 and paid $2,500 in advance.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.

On October 29, 2009, Navios Partners purchased from Navios Holdings the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32,000. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units.

In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager, a subsidiary of Navios Holdings. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59,600 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $176, were approximately $56,769. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,216.

As of December 31, 2009, there were outstanding: 24,291,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 671,708 general partnership units. Navios Holdings owns a 37.0% interest in Navios Partners, including the 2% general partner interest.

Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios Holdings (collectively, the “Company”) that owned the Initial Fleet prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of the Navios Partners.

The financial statements for the periods prior to Navios Partners’ IPO on November 16, 2007 reflect the consolidated financial position, results of operations and cash flows of the Company. These consolidated financial statements have been presented using the historical carrying costs of the five vessel-owning subsidiaries for all periods presented as each vessel-owning company was under common control of Navios Holdings. Subsidiaries of Navios Holdings are collectively referred to as “Navios Holdings”.

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in effect. The consolidated financial statements as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2009, 2008 and 2007 reflect Navios Partners’ consolidated financial position, results of operations and cash flows while all other periods presented are for the Company’s financial position prior to the IPO. All significant inter-company balances and transactions have been eliminated in Navios Partners’ and the Company’s consolidated financial statements.

Subsidiaries:  Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2009	2008	2007

Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	10/29 – 12/31	—	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Fantastiks	—	—	—	2/2 – 11/15
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31
Chartered-in vessel	Navios Prosperity	—	—	—	6/19 – 11/15
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 –12/31	3/17 – 12/31	—
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	6/10 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 –12/31	1/1 – 12/31	11/16 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

In the consolidated financial statements the vessel-owning entities prior to the IPO were party to centralized treasury arrangements with a related party management company through each of their management agreements. Under this agreement, the management company received all revenue and other cash inflows and paid all expenses and other cash outflows for and on behalf of the entities which were funded by Navios Holdings. All cash flows presented in the consolidated statements of cash flows prior to the IPO represented movements under the centralized treasury arrangements. For the period after the IPO, cash transactions including revenue received, expenses paid and any other cash inflow or outflow related to Navios Partners’ business, are funded by Navios Partners.

The Company’s financial statements included the assets, liabilities, revenues, expenses and cash flows directly attributable to the vessel-owning legal entities, except for the loans, interest expense, deferred financing fees and the related amortization which had been allocated to the Company on the following basis:

•	Loans and related interest expense. The credit facility assumed by Navios Holdings, included specific tranches relating to the acquisitions of the Company’s vessels. Those tranches together with the respective interest expense had been allocated to consolidated financial statements.

•	Deferred finance fees and related amortization. As noted above, the loans related to the acquisition of vessels had been divided into tranches and reflected in the Company’s financial statements based on specific identification. Similarly, each tranche of the loans had identifiable fees and expenses associated with it. Accordingly, the deferred financing costs of the tranches relating to the purchase of the Company’s vessels, together with the respective amortization, had also been allocated to the Company’s financial statements based on specific identification.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Prior to the closing of the IPO, Navios Partners entered into a Credit Facility (see note 11) in order to finance the acquisition of the capital stock of Navios Holdings’ eight wholly-owned subsidiaries. Securities under the Credit Facility include first preferred mortgages and other collateral. Loan balance, deferred finance fees and related amortization are recorded in the accompanying consolidated financial statements of 2009, 2008 and 2007.

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of cash reserves held in a pledged account with the agent bank as per the amended terms of Navios Partners’ Credit Facility. Also in restricted cash is an amount of $822 to guarantee a claim related to an owned vessel. As of December 31, 2009 and 2008 the restricted cash held in retention accounts was $13,322 and $0, respectively.

(f)	Accounts Receivable Trade, net: The amount shown as accounts receivable-trade, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2009 and 2008 was $49 and $100, respectively.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs prior to the IPO were expensed as incurred. After the IPO, pursuant to the management agreement such costs are included in the daily fee of currently $4.4 for Panamax vessels, $5.5 for Capesize vessels and $4.5 for Ultra Handymax vessels that

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Navios Partners pays to the Manager and are also expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. For the years ended December 31, 2009, 2008 and 2007 amortization was $415, $578 and $608 respectively.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. In connection with the IPO, Navios Partners entered into a loan facility of $165,000 to finance the acquisition of the vessel-owning subsidiaries (see note 11) and in 2008 borrowed another $70,000 to finance the acquisition of two additional vessels. In February 2009, pursuant to the amendment of the terms of its Credit Facility, Navios Partners repaid the amount of $40,000. The financing cost related to this loan facility originally amounted to $1,835 and Navios Partners paid another $326 in 2008 and $200 in 2009. During the year ended December 31, 2009, 2008 and 2007 the amount of $400, $0 and $0, respectively, was written off. The unamortized balance of $1,431 and $1,915 has been included in “Deferred financing costs” in the consolidated balance sheet as of December 31, 2009 and 2008, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including purchase options), unfavorable lease terms and backlog assets.

As of December 31, 2009, the intangible asset of $40,372 associated with the favorable lease terms relate to the charter-in contract and charter-out contract of Navios Sagittarius acquired from Navios Holdings on June 10, 2009 and the charter-out contract of Navios Apollon acquired from Navios Holdings on October 29, 2009. Also included in the favorable lease term is an amount of $3,667 related to the purchase option for the vessel Navios Sagittarius. This amount is not amortized and as the purchase option is exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

As of December 31, 2009 and 2008, the intangible liability of $2,662 and $4,659, respectively, is associated with the unfavorable lease terms relate to the charter-out contract of Navios Fantastiks.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. As of December 31, 2009, there is no impairment of intangible assets or liabilities.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statement of income for each of the years ended December 31, 2009, 2008 and 2007 were $(12), $0 and $0, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will provide the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Beginning on November 16, 2007 services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.4 for each Panamax vessel, $5.5 for each Capesize vessel and $4.5 for each Ultra-Handymax vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

Revenue Recognition:  Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter and Voyage Expenses:  Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.

Direct Vessel Expense:  Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydock and special survey costs. Prior to the IPO, direct vessel expenses were recognized as incurred. Beginning on November 16, 2007, such services are provided to Navios Partners by the Manager through the management agreement discussed in the paragraph below.

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and of $5 per owned Capesize vessel. In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees that apply from November 16, 2009 are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011 whereas the initial term of the agreement is until November 16, 2012.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fee in the consolidated statement of income.

General & administrative expenses:  Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The agreement has an initial term of five years until November 16, 2012.

Deferred Voyage Revenue:  Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

period. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

Prepaid Voyage Costs:  Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(q)	Financial Instruments: Financial instruments carried on the balance sheet include trade receivables and payables, other receivables and other liabilities and long term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:  Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:  Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Foreign exchange risk:  Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations and in the predecessor combined statement of operations, respectively.

(r)	Taxes

Deferred taxation:  The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Income Taxes:  Navios Partners believes that substantially all of its operations are exempt from income taxes in the Marshall Islands and in the United States.

(s)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Available Cash:  Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of our business (including reserve for Maintenance and Replacement Capital Expenditures)

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures:  Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2009 and 2008, maintenance and replacement capital expenditures reserve approved by the Board of Directors was $7,968 and $10,934, respectively.

(t)	Recent Accounting Pronouncements:

Fair Value

In September 2006, the Financial Accounting Standards Board (“FASB”) issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for Navios Partners for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.

In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for Navios Partners for the quarter ended June 30, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

Earnings per unit computations

In March 2008, the FASB issued guidance that may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This guidance addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance was effective for Navios Partners for the fiscal year beginning as of January 1, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Accounting for Business Combinations

Navios Partners adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets aquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Noncontrolling Interests in Consolidated Financial Statements

Navios Partners adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.

Determination of the Useful Life of Intangible Assets

Navios Partners adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this guidance to be material to its consolidated financial statements.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance will be effective for Navios Partners beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this new guidance to be material to its consolidated financial statements.

FASB Accounting Standards Codification

In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for Navios Partners in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on Navios Partners’ consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Interim Disclosure about Fair Value of Financial Instruments

In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for Navios Partners in the quarter ended June 30, 2009, and its adoption did not have significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 3 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2009	2008

Cash on hand and at banks	$13,378	$13,870
Short term deposits	64,500	14,504

Total cash and cash equivalents	$77,878	$28,374

As of December 31, 2009 and 2008, cash and cash equivalents consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of December 31, 2009 and 2008, Navios Partners held time deposits of $64,500 and $14,504, respectively, with duration of less than three months.

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2009	2008

Accounts receivable	$651	$413
Less: Provision for doubtful receivables	(49)	(100)

Accounts receivables, net	$602	$313

Charges to provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables

	Balance at	Charges to
	beginning	costs and	Amount	Balance at
	of period	expenses	utilized	end of period

Year ended December 31, 2009	$(100)	$(49)	$100	$(49)
Year ended December 31, 2008	$(100)	$—	$—	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are trade accounts receivable. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2009, four customers accounted for 34.3%, 18.8%, 13.0% and 9.6%, respectively, of total revenue. For the year ended December 31, 2008 four customers accounted for approximately 28.2%, 22.2%, 15.6%, and 11.9%, respectively, of total revenue, whereas for the year ended December 31, 2007, four customers accounted for approximately 29.5%, 21.3%, 17.2%, and 13.5%, respectively, of total revenue.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 5 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2009	2008

Prepaid voyage costs	$535	$254
Other	242	117

Total prepaid expenses and other current assets	$777	$371

NOTE 6 –	VESSELS AND OTHER FIXED ASSETS

		Accumulated
	Cost	Depreciation	Net Book Value

Vessels
Balance December 31, 2007	$151,432	$(15,456)	$135,976
Additions	$167,463	$(12,099)	$155,364

Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	$23,683	$(15,328)	$8,355

Balance December 31, 2009	$342,578	$(42,883)	$299,695

On May 2, 2008, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (of which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 7). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition.

On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon for a purchase price of $32,000. Backlog assets recognized through this transaction amounted to $8,317 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $23,683 was classified under vessels and other fixed assets. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units that was completed on September 23, 2009.

On December 7, 2009, Navios Partners exercised its option to purchase the vessel Navios Sagittarius, at a purchase price of $25,000 and paid $2,500 in advance

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 7 –	INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2009 and 2008 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2009

Unfavorable lease terms	$(8,486)	$5,824	$—	$(2,662)
Backlog assets	35,708	(2,098)	—	33,610
Favorable lease terms charter-in	3,543	(448)	—	3,095
Favorable vessel purchase option	3,667	—	—	3,667

Total	$34,432	$3,278	$—	$37,710

				Net Book Value
		Accumulated	Transfer to vessel	December 31,
	Cost	Amortization	cost	2008

Unfavorable lease terms	$(8,486)	$3,827	$—	$(4,659)
Favorable lease terms charter-in	52,874	(6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—

Total	$51,065	$(2,702)	$(53,022)	$(4,659)

Amortization (expense)/income of unfavorable, favorable lease terms and backlog assets for the years ended December 31, 2009 and 2008 is presented in the following table:

	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Unfavorable lease terms	$1,997	$1,997	$3,250
Backlog assets	(2,098)	—	—
Favorable lease terms charter-in	(448)	(1,762)	(4,767)

Total	$(549)	$235	$(1,517)

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option, favorable lease terms and backlog asset were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter out contract and purchase option of the vessel (see also note 18).

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel. Backlog assets recognized through this transaction amounted to $8,318 and were related to the acquisition of the rights on the time charter out contract of the vessel.

On December 16, 2009 Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000. In December 2009, Navios Partners paid $2,500 being 10% advance on the purchase price of the vessel.

As of December 31, 2009 and December 31, 2008, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $0 and $53,022, respectively. The favorable purchase option and favorable lease terms that were transferred to the acquisition cost of vessels for the year ended

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

December 31, 2008 amounted to $53,022 and were related to the acquisition of vessel Navios Fantastiks (see note 6).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.95 years for backlog assets, 4.42 for favorable lease terms charter-in and 4.24 years for unfavorable lease terms.

Aggregate amortization expense for the years ended December 31, 2009, 2008 and 2007 was $549, $(235) and $1,517 respectively.

NOTE 8 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Accrued voyage expenses	$802	$296
Accrued loan interest	674	900
Accrued legal and professional fees	368	466

Total accrued expenses	$1,844	$1,662

NOTE 9 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Creditors	$36	$65
Brokers	342	317
Insurances	—	108
Professional and legal fees	140	104

Total accounts payable	$518	$594

NOTE 10 –	DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2009 and 2008 consist of the following:

	December 31,	December 31,
	2009	2008

Credit facility	$195,000	$235,000
Less current portion	—	40,000

Total long term borrowings	$195,000	$195,000

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided for borrowings of up to $260,000, of which $165,000 was drawn on November 16, 2007. Out of this amount, $160,000 was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’ initial fleet. The balance of the drawn amount was used as working capital.

On May 2, 2008, Navios Partners borrowed an additional $35,000 under its Credit Facility to finance the acquisition of the vessel Fantastiks renamed to Navios Fantastiks.

On June 25, 2008, the available borrowings under the Credit Facility increased by $35,000, thereby increasing the total facility to $295,000. The amount of $35,000 was drawn on July 1, 2008 to partially finance the acquisition of the vessel Navios Hope from Navios Holdings (see note 6).

The availability of the $60,000 provided by the Credit Facility, to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that would own the Navios Bonavis upon its delivery to Navios Holdings in June 2009, was cancelled (see note 13).

In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) repayment of $40,000 that took place on February 9, 2009, (b) maintenance of cash reserves into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009, $10,000 on September 30, 2009; $12,500 on December 31, 2009 and (c) margin at 2.25%. Further, the covenants were amended (a) by reducing the minimum net worth to $100,000, (b) by reducing the VMC (Value Maintenance Covenant) to be below 100% using charter free values and (c) by adjusting the minimum leverage covenant to be calculated using charter inclusive adjusted values until December 31, 2009, while a new VMC was introduced based on charter attached valuations that should be at 143%. The new revised covenants were applied for 2009 year-end compliance purposes and Navios Partners was in compliance with these.

The Credit Facility is a revolving facility for up to four years and converts to a term facility for up to six years thereafter so that final maturity will be 10 years. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. The repayment of the balance of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each subsidiary. The Credit Facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The Credit Facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The Credit Facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity including pledged accounts. It is an event of default under the loan facility if such covenants are not complied with.

The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $195,000 outstanding balance as of December 31, 2009.

Year	Amount

2010	$—
2011	$—
2012	$28,611
2013	$26,686
2014	$24,761
2015 and thereafter	$114,942

$195,000

NOTE 12 –	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:  The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings:  The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalent	$77,878	$77,878	$28,374	$28,374
Restricted cash	13,322	13,322	—	—
Accounts receivables	602	602	313	313
Accounts payable	(518)	(518)	(594)	(594)
Amounts due to related parties	(1,964)	(1,964)	(1,539)	(1,539)
Long term debt	(195,000)	(195,000)	(235,000)	(235,000)

NOTE 13 –	ISSUANCE OF UNITS

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59,600 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $176, were approximately $56,769. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,216.

On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.

NOTE 14 –	SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Europe	$26,049	$23,965	$22,202
Asia	52,768	44,350	28,150
North America	5,683	—	—
Australia	8,143	6,767	—

Total	$92,643	$75,082	$50,352

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 15 –	INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.

In March 2008, Navios Partners took delivery of the Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately $28.

In May 2008, the chartered-in vessel Navios Fantastiks was acquired by Fantastiks Shipping Corporation (see note 6).

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000. In December 2009, Navios Partners paid $2,500 being 10% advance on the purchase price of the vessel.

On December 28, 2009, the vessel Navios Apollon was captured by pirates. The incident occurred approximately 800 miles off the coast of Somalia, North of the Seychelles Islands and as of February 22, 2010 the vessel was not released. Although it is still early to determine, Navios Partners evaluates the potential financial implications of the incident, which are not expected to be significant.

The future contractual obligations of Navios Partners are as follows (charter-in rates are presented net of commissions):

Amount

2010	32,480
2011	9,864
2012	9,891
2013	9,864
2014	6,594
2015 and thereafter	1,005

$69,698

NOTE 17 –	LEASES

The future minimum contractual lease income, net of commissions, is as follows:

Amount

2010	111,669
2011	96,978
2012	91,909
2013	64,506
2014	24,010
2015 and thereafter	61,860

$450,932

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 18 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the year ended December 31, 2009, 2008 and 2007 amounted to $11,004, $9,275 and $920, respectively.

General & administrative expenses:  Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Prior to the IPO, the Manager provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee of $15 for the period prior to IPO in 2007.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2009, 2008 and 2007 amounted to $1,845, $1,490 and $1,220, respectively.

Balance due to related parties:  Amounts due to related parties as of December 31, 2009 is $1,964, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3,087, administrative service expenses amounting to $581 and an amount due from the Manager amounting to $1,704 which was repaid in January 2010.

Amounts due to related parties as of December 31, 2008 is an amount of $1,539 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $899, administrative service expenses amounting to $531 and other expenses owed to affiliated companies amounting to $109.

Total management fees and administrative service expenses charged to Navios Partners amounted to $11,004 and $1,845 for the year ended December 31, 2009, $9,275 and $1,490, for the year ended December 31, 2008 and $920 and $1,220 for the year ended December 31, 2007.

Vessel Acquisitions:  On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 6).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners (see note 13).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash payment of $34,600 (see note 7). In December 2009, Navios

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Partners exercised the option to purchase the vessel at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel, for a purchase price of $32,000.

NOTE 19 –	CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated	General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

During the year ended December 31, 2009, 2008 and 2007 the aggregate amount of cash distribution paid was $39,016, $24,552 and $0, respectively.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2009 and 2008, respectively.

The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

				Consisting of:
				January 1,	November 16,
	Year Ended	Year Ended	Year Ended	2007	2007
	December 31,	December 31,	December 31,	to November 15,	to December 31,
	2009	2008	2007	2007	2007

Net income	34,322	28,758	19,508	17,895	1,613
Earnings attributable to:
Common unit holders	25,277	18,873	1,581	—	1,581
Subordinated unit holders	8,321	9,270	17,537	17,537	—
General partner unit holders	724	615	390	358	32
Subordinated Series A unit holders	—	—	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	17,174,185	12,074,263	10,500,000	—	10,500,000
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	516,441	401,962	369,834	369,834	369,834
Subordinated Series A unit holders	1,000,000	—	—	—	—
Earnings per unit (basic and diluted):
Common unit holders	$1.47	$1.56	$0.15	$—	$0.15
Subordinated unit holders	$1.09	$1.22	$2.30	$2.30	$—
General partner unit holders	$1.40	$1.53	$1.06	$0.97	$0.09
Subordinated Series A unit holders	—	—	—	—	—

NOTE 20 –	SUBSEQUENT EVENTS

On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000. The acquisition was partly financed with the proceeds from the public offering of 4,000,000 common units and borrowings under its Credit Facility.

On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) a new margin from 1.00% to 1.45% depending on the loan to value ratio, (c) an increase of the minimum net worth to $135,000, (d) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (e) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants will be applied after January 15, 2010. Commitment fee for undrawn amounts under the amended terms is 0.50%.

On January 12, 2010, Navios Partners took delivery of the vessel Navios Sagittarius, after exercising the option to purchase the vessel in December 2009 for a purchase price of $25,000 out of which $22,500 was paid on January 12, 2010.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On January 25, 2010, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2009 of $0.41 per unit. The distribution was paid on February 11, 2010 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 8, 2010. The aggregate amount of the declared distribution was $15,087.

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $320, were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and purchased 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.

Navios Partners has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, February 23, 2010.

SUBSEQUENT EVENTS (UNAUDITED)

On February 27, 2010, Navios Apollon was released by pirates. Navios Partners’ management estimates that the incident will have no material impact on its financial position.